UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BENEFYTT TECHNOLOGIES, INC.

(Name of Subject Company)

BENEFYTT TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

Class A Common Stock: 08182C106

Class B Common Stock: None

(CUSIP Number of Class of Securities)

Erik Helding

Chief Financial Officer, Secretary and Treasurer

3450 Buschwood Park Dr., Suite 200

Tampa, Florida 33618

(813) 397-1187

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Domenick DiCicco General Counsel and Chief Compliance Officer 3450 Buschwood Park Dr., Suite 200 Tampa, Florida 33618 (813) 397-1187	Michael J. Aiello, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Benefytt Technologies, Inc. (“Benefytt” or the “Company”) with the Securities and Exchange Commission on July 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Daylight Beta Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Daylight Beta Parent Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding Class A Common Stock, par value $0.001 per share, of the Company (the “Class A Shares”) at an offer price of $31.00 per Class A Share, net to the seller thereof in cash, without interest and subject to any withholding taxes (such amount or any higher amount per Class A Share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated July 24, 2020, and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Purchaser is also offering to acquire all of the outstanding shares of Class B Common Stock, par value $0.001 per share, of Benefytt (the “Class B Shares”) for no consideration. Purchaser’s offer to purchase all of the outstanding Class A Shares and Class B Shares pursuant to the Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, are collectively referred to herein as the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 24, 2020. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Explanatory Note:

In connection with the litigation described in the Schedule 14D-9 under the heading “Legal Proceedings”, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. None of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law, and nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

The additional disclosures are set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9. ~~Strikethrough text~~ shows text in the referenced disclosure that is being deleted.

1) The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger” is hereby amended as follows:

a) The first paragraph on page 20 is amended and restated as follows:

“On July 2, 2020, BofA Securities provided an updated relationship disclosure memorandum, which had been revised to provide certain information regarding BofA Securities’ relationships with Party H and MDP, the only parties then participating in the strategic review process, which memorandum was distributed to the Company Board.”

b) The second paragraph on page 22 is amended and restated as follows:

“On the morning of July 13, 2020, prior to the opening of trading of Benefytt’s stock on the NASDAQ Global Select Market, Benefytt and MDP issued a press release announcing the execution of the merger agreement on July 12, 2020. Immediately following such announcement, the standstill obligations included in each of the confidentiality agreements entered into by Benefytt and the potential bidders terminated automatically.”

2) The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Projected Financial Information” is hereby amended as follows:

a) The sixth through tenth paragraphs of the section are amended and restated as follows:

“At the time the July 2020 Projections were prepared, the Company’s management believed that the prior assumptions underlying the October 2019 Projections and the February 2020 Projections were no longer reasonable. In particular, the Company’s decision to cease future investment in its IFP segment as of July 1, 2020 was made as a result of significant pressures the Company faced to its available capital. These pressures were caused by, among other reasons, (i) greater than expected growth in the Company’s IFP segment resulting in an increase in the payment of advance commissions by the Company, (ii) delays in obtaining anticipated tax refunds, (iii) costs associated with outstanding litigation and regulatory matters, (iv) business process outsourcing underperformance, (v) increased competition from other well-capitalized competitors of the Company and (vi) lower call volumes resulting in higher per call costs as a result of the ongoing COVID-19 pandemic.

The July 2020 Projections prepared by Benefytt’s management and reviewed with the Company Board were provided to BofA Securities and approved for its use by the Company for purposes of preforming its financial analysis and rendering its opinion to the Company Board as described in “Item 4. The Solicitation or Recommendation—Opinion of Benefytt’s Financial Advisor”. BofA Securities was directed by the Company to use the July 2020 Projections for purposes of preforming its financial analysis and rendering its opinion to the Company Board as described in “Item 4. The Solicitation or Recommendation—Opinion of Benefytt’s Financial Advisor” rather than the October 2019 Projections or the February 2020 Projections, copies of which were made available to BofA Securities.

In connection with Parent’s due diligence of Benefytt, Benefytt’s management provided Parent and its financial advisors with the July 2020 Projections, as well.

A summary of the October 2019 Projections, the February 2020 Projections and the July 2020 Projections is not being included in this Schedule 14D-9 to influence your decision whether to tender Shares in the Offer or for any other purpose, but is included to give Benefytt’s stockholders access to certain non-public information previously made available to the Company Board, BofA Securities and, with respect to the February 2020 Projections and the July 2020 Projections, Parent. The inclusion of the financial data excerpted from the October 2019 Projections, the February 2020 Projections and the July 2020 Projections should not be regarded as an indication that the Company Board, BofA Securities, Parent or any other recipient of this information considered, or now considers, it to be material, an assurance of the achievement of future results or an accurate or reliable prediction of future results of Benefytt and they should not be relied on as such.

~~The October 2019 Projections, have not been disclosed in this Schedule 14D-9 because they reflect assumptions that are no longer believed to be reasonable and they were not relied upon by the Company Board in approving the Merger Agreement or BofA Securities in rendering its fairness opinion.~~ As described above, notwithstanding the fact that (i) the Company Board no longer believes the assumptions underlying the October 2019 Projections or the February 2020 Projections to be reasonable and did not rely on either the October 2019 Projections or the February 2020 Projections in approving the Merger Agreement and (ii) BofA Securities did not rely on either the October 2019 Projections or the February 2020 Projections in rendering its fairness opinion, the October 2019 Projections and the February 2020 Projections are being included in this Schedule 14D-9 to give Benefytt stockholders access to certain non-public information previously made available to the Company Board, BofA Securities and, with respect to the February 2020 Projections, Parent.”

b) The following table is added immediately following the final paragraph on page 28:

“The following table summarizes the October 2019 Projections prepared by Benefytt’s management as described above:

October 2019 Projections

(In millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$478	$659	$786	$898	$998

Adjusted EBITDA(1)	$92	$148	$195	$237	$271
Pre-Tax Unlevered Free Cash Flow(2)	$13	$51	$90	$130	$171

CapEx	$2	$4	$2	$2	$2

Net Change in Advance Commissions	$11	$7	$8	$9	$10

Advance Commission Funding by Carrier	($10)	($30)	($30)	($25)	($20)

Pre-Tax Normalized Unlevered Cash Flow from
Operations(3)	$15	$32	$70	$116	$163

(1)    Adjusted EBITDA is a non-GAAP financial measure and is earnings before interest, tax, depreciation and amortization and excludes stock-based compensation expense and non-recurring items.

(2)    Pre-Tax Unlevered Free Cash Flow, is defined as cash revenue (being cash received as a result of policy premiums, net of carrier and vendor cash paid), less cash operating expenses, less capital expenses, less the impact of net change in advance commissions, less earn-outs.

(3)    Pre-Tax Normalized Unlevered Cash Flow from Operations, is defined as Pre-Tax Unlevered Free Cash Flow, plus capex and net change in advance commissions.”

c) The “July 2020 Projections” table on pages 29 and 30 is replaced with the following table:

July 2020 Projections

(In millions)	Q2-Q4 2020E	2021E	2022E	2023E	2024E	2025E	2026E
Revenue	$221	$229	$237	$245	$252	$258	$264
Medicare	$182	$225	$235	$243	$251	$257	$263

IFP	$39	$5	$2	$1	$1	$1	$1

Operating Expenses	($157)	($159)	($160)	($164)	($170)	($174)	($180)
Adjusted EBITDA(1)	$65	$70	$77	$81	$82	$84	$84
Unlevered Free Cash Flow excl. Earn-Outs and Impact of Tax Attributes(2)	($11)	($0)	$1	$2	$41	$58	$66

Earn-Outs	($1)	($7)	($19)	($18)	($18)	($19)	$—

Unlevered Free Cash Flow incl. Earn-Outs, excl. Impact of Tax Attributes(3)	($12)	($7)	($17)	($16)	$22	$38	$66

(1)	Adjusted EBITDA is a non-GAAP financial measure and is earnings before interest, tax, depreciation and amortization and excludes stock-based compensation expense and non-recurring items.
(2)

Unlevered Free Cash Flow, excluding the impact of tax attributes and earn-outs, is defined as cash revenue (being cash received as a result of policy premiums, net of carrier and vendor cash paid), less cash operating expenses, stock-based compensation expense and one-time items (which include IFP advertising, legal, severance, bonus commissions and multistate/FTC costs), less taxes payable (excluding the impact of tax attributes) , less capital expenses and less working capital & one-time cash flow items.

(3)

BofA Securities used “Unlevered Free Cash Flow incl. Earn-Outs, excl. Impact of Tax Attributes” for purposes of performing the Discounted Cash Flow Analysis described in Item 4. The Solicitation or Recommendation – Opinion of Benefytt’s Financial Advisor – Summary of Material Company Financial Analyses – Discounted Cash Flow Analysis.

d) The first paragraph on page 30 is amended and restated as follows:

“The October 2019 Projections, the February 2020 Projections and the July 2020 Projections (collectively, the “Financial Projections”) were developed by the Company’s management on a standalone basis without giving effect to the Offer and the other Transactions or any changes to Benefytt’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Offer and the other Transactions. Furthermore, the Financial Projections do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context. In the view of the Company’s management and the Company Board, the July 2020 Projections have been reasonably prepared by the Company’s management on bases reflecting the best currently available estimates and judgments of the Company’s management of the future financial performance of Benefytt and other matters covered thereby.”

3) The section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion of Benefytt’s Financial Advisor” is hereby amended as follows:

a) The first three paragraphs under the subheading “Summary of Material Company Financial Analyses – Selected Publicly Traded Companies Analysis” on pages 34 and 35 are amended and restated as follows:

“BofA Securities reviewed publicly available financial and stock market information for the Company and the following five publicly traded companies that, in the professional judgment of BofA Securities, were considered relevant as companies in the tech-enabled healthcare services industry~~:~~. BofA Securities reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on July 10, 2020, plus debt, plus preferred equity and non-controlling interest (as applicable), less cash and cash equivalents and marketable securities (as applicable), as multiples of estimated calendar years 2020 and 2021 earnings before interest, taxes, depreciations and amortization (excluding stock based compensation and non-recurring items) (“Adj. EBITDA”) of the applicable selected company (referred to in this section as “2020E EV / Adj. EBITDA” and “2021E EV / Adj. EBITDA”, respectively).

	2020E EV / Adj. EBITDA	2021E EV / Adj. EBITDA
• Allscripts Healthcare Solutions, Inc.	7.2x	6.5x
• Tivity Health, Inc.	10.1	8.1
• Magellan Health Inc.	7.6	6.3
• NextGen Healthcare, Inc.	8.8	8.4
• Computer Programs & Systems, Inc.	10.4	8.5

~~BofA Securities reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on July 10, 2020, plus debt, plus preferred equity and non-controlling interest (as applicable), less cash and cash equivalents and marketable securities (as applicable), as multiples of estimated calendar years 2020 and 2021 earnings before interest, taxes, depreciations and amortization (excluding stock based compensation and non-recurring items) (“Adj. EBITDA”) of the applicable selected company (referred to in this section as “2020E EV / Adj. EBITDA” and “2021E EV / Adj. EBITDA”, respectively).~~ Financial data of the selected companies were based on public filings and publicly available Wall Street research analysts’ estimates. Financial data of the Company were based on public filings, publicly available Wall Street research analysts’ estimates and the July 2020 Projections. The overall low to high 2020E EV / Adj. EBITDA multiples observed for the selected companies were 7.2x to 10.4x (with an average of 8.8x and a median of 8.8x). The overall low to high 2021E EV / Adj. EBITDA multiples observed for selected publicly traded companies were 6.3x to 8.5x (with an average of 7.6x and a median of 8.1x). BofA Securities noted that the 2020E EV / Adj. EBITDA multiple observed for the Company was 7.8x based on the July 2020 Projections and 8.0x based on publicly available Wall Street research analysts’ estimates, and that the 2021E EV / Adj. EBITDA multiple observed for the Company was 7.3x based on the July 2020 Projections and 6.6x based on publicly available Wall Street research analysts’ estimates. Based on its review of the enterprise values to Adj. EBITDA multiples for the selected companies and the Company and on its professional judgment and experience, BofA Securities applied a 2020E EV / Adj. EBITDA multiple reference range of 8.0x to 10.5x to the Company’s estimated calendar year 2020 Adj. EBITDA, as reflected in the July 2020 Projections, and applied a 2021E EV / Adj. EBITDA multiple reference range of 7.0x to 9.0x to the Company’s estimated calendar year 2021 Adj. EBITDA, as reflected in the July 2020 Projections, in each case to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values it calculated the net debt of the Company as of March 31, 2020 of approximately $189 million (calculated as debt less cash and cash equivalents), and dividing the result by the number of fully-diluted Shares outstanding as of July 10, 2020 of approximately 14.5 million (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Class A Share, as compared to the Offer Price:”

b) The first three paragraphs under the subheading “Summary of Material Company Financial Analyses – Selected Precedent Transactions Analysis” on pages 35 and 36 are amended and restated as follows:

“BofA Securities reviewed, to the extent publicly available, financial information relating to the following nine transactions that, in the professional judgment of BofA Securities, were considered relevant as transactions involving companies~~,~~ in the tech-enabled healthcare services and insurance distribution industries~~:~~. BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as a multiple of estimates, as of the announcement of the applicable transaction, of the target company’s Adj. EBITDA over the twelve-month period following announcement of the transaction (referred to in this section as “NTM EV / Adj. EBITDA”).

Acquiror	Target	NTM EV / Adj. EBITDA
• UnitedHealth Group Inc.	• Diplomat Pharmacy Inc.	10.2x
• Francisco Partners	• Connecture, Inc.	NM(1)
• Optum, Vista Equity Partners	• The Advisory Board Company	12.5
• Ziff Davis, LLC	• Everyday Health, Inc.	9.1
• Pamplona Capital Management	• MedAssets, Inc.	10.9
• Madison Dearborn Partners	• NFP Corp.	8.0
• The Blackstone Group	• Emdeon Inc.	10.1
• Allscripts Healthcare Solutions, Inc.	• Eclipsys Corporation	11.6
• Providence Equity Partners	• Virtual Radiologic Corporation	8.6

(1)	NM represents multiples less than 0.0x or greater than 50.0x.

~~BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company, computed as the aggregate consideration payable in the selected transaction, plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as a multiple of estimates, as of the announcement of the applicable transaction, of the target company’s Adj. EBITDA over the twelve-month period following announcement of the transaction (referred to in this section as “NTM EV / Adj. EBITDA”).~~ Financial data of the selected transactions and target companies were based on public filings and publicly available Wall Street research analysts’ estimates. The overall low to high NTM EV / Adj. EBITDA of the target companies in the selected transactions were 8.0x to 12.5x (with 75th percentile of 11.1x, an average of 10.1x, a median of 10.2x and 25th percentile of 9.0x). Based on its review of the NTM / Adj. EBITDA multiples for the target companies in the selected transactions and on its professional judgment and experience, BofA Securities applied an NTM / Adj. EBITDA multiple reference range of 9.0x to 11.0x to the Company’s estimated Adj. EBITDA for the twelve-month period following March 31, 2020, as reflected in the July 2020 Projections to calculate ranges of implied enterprise values for the Company. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values the net debt of the Company as of March 31, 2020 of approximately $189 million (calculated as debt less cash and cash equivalents), as reflected in the Company’s latest public filings, and dividing the result by the number of fully-diluted Shares outstanding as of July 10, 2020 of approximately 14.5 million (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied per equity value reference range per Class A Share, as compared to the Offer Price:”

c) The final paragraph under the subheading “Summary of Material Company Financial Analyses” on page 36 is amended and restated as follows:

“Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the period from March 31, 2020 through December 31, 2026 based on the July 2020 Projections. BofA Securities calculated terminal values for the Company by applying a perpetuity growth rate range of 2.00% to 3.00% to the terminal year cash flows, which range was selected based on BofA’s professional judgment and experience. The cash flows, the terminal values and the Company management’s estimate of the cash impact of the Company’s tax attributes during the period from 2020 through 2038 reflected in the July 2020 Projections were then discounted to present value as of March 31, 2020 using a discount rate range of 8.50% to 11.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by deducting from the resulting ranges of implied enterprise values the net debt of the Company as of March 31, 2020 of approximately $189 million (calculated as debt less cash and cash equivalents), as reflected in the Company’s latest public filings, and dividing the result by the number of fully-diluted Shares outstanding as of July 10, 2020 of approximately 14.5 million (calculated on a treasury stock method basis, based on information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference range per Class A Share as compared to the Offer Price:”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENEFYTT TECHNOLOGIES, INC.

Date: August 13, 2020	By:	/s/ Erik M. Helding
Erik M. Helding
Chief Financial Officer, Secretary and Treasurer